

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2022

Guy Adrian Robertson
Chief Executive Officer and Director
Fitell Corporation
23-25 Mangrove Lane
Taren Point, NSW 2229
Australia

> **Re: Fitell Corporation**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 29, 2022**
> **File No. 333-267778**

Dear Guy Adrian Robertson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1 filed November 29, 2022

Cover Page

1. We note your disclosure on page 61 about beneficial ownership, including the percentage of votes held after this offering. Please disclose on the cover page the percentage ownership of Jieting Zhao after the offering and the ability to control decisions to be made by stockholders.

2. With a view toward disclosure, please tell us whether you will be a controlled company under applicable exchange rules, and, if so, whether that status creates material risks.

Risk Factors, page 14

3.   We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Recent Sales of Unregistered Securities, page II-1

4.   Please disclose the consideration received by you for each issuance of securities disclosed in this section. See Item 701(c) of Regulation S-K.

Exhibits

5.   In Exhibit 5.1, please have counsel revise to remove assumptions that go to material facts that support the opinion, such as Assumption 2(h) which appears to assume that you have sufficient authorized shares.

6.   Please have counsel revise its opinion to remove this assumption or tell us why they believe Assumption 2(k) in Exhibit 5.1 is appropriate.

        You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or Andrew Blume, Senior Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Mark E. Crone, Esq.